EXHIBIT 99.2

GAMESQUARE HOLDINGS, INC.

(formerly Engine Gaming & Media, Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2023, and 2022

(Expressed in United States Dollars)

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Introduction

The following Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc). for the three and nine months ended September 30, 2023, and 2022 and should be read in conjunction with the Company’s Interim Consolidated Financial Statements and accompanying notes. The words “we”, “our”, “us”, “Company”, and “GameSquare” refer to GameSquare Holdings, Inc., and its subsidiaries and/or the management and employees of the Company (as the context may require).

This MD&A has taken into account information available up to and including November 15, 2023.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (Ontario), and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. The words “plans”, “expects”, “estimated”, “anticipates”, “intend”, “focus”, “outlook”, “potential”, “seek”, “strategy”, “vision”, “goal”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, frequently identify forward-looking statements. Forward-looking statements include, without limitation, statements of the Company with respect to: the size and expected growth of the esports industry, statements regarding the operations, business, financial condition, expected financial results, prospects, opportunities, targets, goals, ongoing objectives, strategies and outlook of. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. In addition to any factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors include, without limitation, risks relating to the following, which are discussed in greater detail in the “Risk Factors” section in the Annual Information Form and the “Risks and Uncertainties” section of the Annual MD&A: industry competition, the Company’s ability to achieve its objectives, the Company’s size and position in the industry and potential growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic. These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking statements.

Page 2 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All forward-looking statements in this MD&A are qualified by these cautionary statements.

Overview

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Swingman LLC dba as Cut+Sew, a gaming and lifestyle marketing agency, Code Red Esports Ltd. (“Code Red”), a UK based esports talent agency, NextGen Tech, LLC, dba as Complexity Gaming (“Complexity”), a leading esports organization, GameSquare Esports Inc. dba as Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc.), (NASDAQ: GAME; TSXV: GAME) completed its plan of arrangement (the "Arrangement") with GameSquare Esports Inc. ("GSQ") on April 11, 2023, resulting in the Company acquiring all the issued and outstanding securities of GSQ. At completion of the Arrangement Engine Gaming and Media, Inc. changed its name to GameSquare Holdings Inc.

GameSquare Esports, Inc was traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF” until April 11, 2023.

Outlook

Management believes GameSquare is well positioned to benefit from the significant growth of the gaming and esports industry. The gaming and esports industry is projected to have a global audience of nearly 650 million viewers by 2025, with live streaming expected to reach more than 1.4 billion by the end of 2025 and the gaming market is expected to generate more than 225 billion of revenue by 2025. (source: NewZoo 2022 Global Esports and Live Streaming Report and NewZoo 2022 Global Games Market Report). GameSquare’s revenue growth is expected to be driven by increasing marketing spend from global brands that seek exposure to and connections with these audiences.

The Company’s growth strategy focuses on growing audience and reach within its digital agencies, media network, and teams segments.  GameSquare’s digital agencies, teams, and services segments serve the gaming and esports market, and more broadly sports and entertainment through content creation, audience development and growing brand relationships. The digital agency industry is highly fragmented, and these businesses are generally characterized by high revenue growth with healthy earnings before income, taxes, depreciation and amortization (“EBITDA”) margins, which management believes positions the Company well for sustainable growth through organic efforts and presents significant opportunities to grow through accretive acquisitions.

The Company has invested in its sales organization and continues to see significant growth in the number, and the size, of requests for proposals within its agency businesses and greater sales activity within Complexity. The quality and performance of the Company’s sales organization resulted in significant growth in the Company’s revenue and investments in marketing have led to a robust contracted revenue and a significant sales pipeline for 2023. The Company’s financial profile compares very favorably against its esports peers.

See “Risks and Uncertainties” in this MD&A.

Page 3 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Third quarter of 2023 highlights and subsequent events

Disposition of certain Frankly Media LLC, assets

The Company announced that on November 9, 2023, GameSquare and its Frankly Media LLC subsidiary (“Frankly”) entered into a definitive agreement with SoCast, Inc. (“SoCast”) for SoCast’s acquisition of Frankly’s radio business assets.  Frankly provides an online content management platform and related content services for approximately 700+ radio stations.  In exchange for the Frankly technology platform and customer accounts, SoCast has agreed to pay Frankly US$4 million, which includes US$3 million upon closing of the transaction and up to an additional US$1 million based on future revenue derived from the radio assets.  The transaction is expected to close by the end of November 2023.

Merger Agreement

On October 19, 2023, GameSquare Holdings, Inc. (“GameSquare”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with FaZe Holdings Inc., a Delaware corporation (“FaZe”), and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of GameSquare ( “Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving such Merger as a wholly-owned subsidiary of GameSquare.

Merger Consideration

On the terms and subject to the conditions of the Merger Agreement, each share of common stock, par value $0.0001 per share, of FaZe (the “FaZe Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held in treasury by FaZe or held directly by GameSquare or Merger Sub) will be converted into the right to receive 0.13091 (the “Exchange Ratio”) of a fully paid and non-assessable share of common stock, no par value, of GameSquare (the “GameSquare Common Stock”) and, if applicable, cash in lieu of fractional shares of FaZe Common Stock, subject to any applicable withholding.

Treatment of Equity Awards

At the Effective Time, (i) all FaZe equity awards outstanding immediately prior to the Effective Time, including options to purchase shares of FaZe Common Stock and each share of FaZe Common Stock subject to vesting, repurchase, or other lapse of restrictions will be assumed by GameSquare and converted into GameSquare equity awards on substantially the same terms, except that the assumed equity awards will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio and (ii) all outstanding FaZe warrants exercisable for shares of FaZe Common Stock will be assumed by GameSquare and converted into GameSquare warrants on substantially the same terms, except that the assumed warrants will cover a number of shares of GameSquare Common Stock, and, if applicable, have an exercise price, determined using the Exchange Ratio.

Post-Closing Governance

Under the Merger Agreement, GameSquare has agreed to appoint to its board of directors two persons determined by FaZe, and a third member to be mutually agreed upon by FaZe and GameSquare prior to the Effective Time, as of the Effective Time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification, or proper removal.

Other Highlights

During the nine months ended September 30, 2023, 125,148 shares were issued on the exercise of RSUs.

Page 4 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Subsequent events

The Company has evaluated subsequent events from the balance sheet date through November 15, 2023, the date at which the unaudited interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed.

Review of financial results

The following financial information is derived from the condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, and 2022.

Page 5 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

For the three and nine months ended September 30, 2023, the Company reported losses of $5,061,095 and $ 13,514,534, respectively, compared with losses of $4,182,042 and $10,700,496, respectively, for the three and nine months ended September 30, 2022. The increase in net losses is primarily the result of inclusion of Engine results from acquisition date forward as well the related costs to complete the Arrangement.

Revenue and segmented information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The Company’s CODM has been determined to be the Company’s chief executive officer as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses gross profit, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company has one operating segment under IFRS 8.

Page 6 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The following disaggregates revenue by revenue stream and geographic region for the three and nine months ended September 30, 2023, and 2022.

Three months ended September 30, 2023
	United Kingdom	USA	Spain	Total
Revenue channel	$	$	$	$
Team Revenue	-	4,543,603	-	4,543,603
Agency Revenue	965,377	8,204,583	-	9,169,960
SaaS	-	1,576,397	755,089	2,331,486
Total Revenue	965,377	14,324,583	755,089	16,045,049

Cost of sales	812,018	10,743,394	85,975	11,641,387
Gross profit	153,359	3,581,189	669,114	4,403,662

Three months ended September 30, 2022
	United Kingdom	USA	Mexico	Total
Revenue channel	$	$	$	$
Team Revenue	-	4,151,041	-	4,151,041
Agency Revenue	1,540,915	4,441,324	-	5,982,239
SaaS	-	-	-	-
Total Revenue	1,540,915	8,592,365	-	10,133,280

Cost of sales	1,268,089	5,279,146	-	6,547,235
Gross profit	272,826	3,313,219	-	3,586,045

Nine months ended September 30, 2023
	United Kingdom	USA	Spain	Total
Revenue channel	$	$	$	$
Team Revenue	-	9,581,162	-	9,581,162
Agency Revenue	2,373,925	18,637,266	-	21,011,191
SaaS	-	3,224,951	1,417,268	4,642,219
Total Revenue	2,373,925	31,443,379	1,417,268	35,234,572

Cost of sales	1,981,432	22,695,354	156,447	24,833,233
Gross profit	392,493	8,748,025	1,260,821	10,401,339

Nine months ended September 30, 2022
	United Kingdom	USA	Mexico	Total
Revenue channel	$	$	$	$
Team Revenue	-	8,355,283	99,848	8,455,131
Agency Revenue	4,035,666	9,338,449	-	13,374,115
SaaS	-	-	-	-
Total Revenue	4,035,666	17,693,732	99,848	21,829,246

Cost of sales	3,280,655	10,248,233	51,951	13,580,839
Gross profit	755,011	7,445,499	47,897	8,248,407

Page 7 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results of operations for the three months ended September 30, 2023

Revenue

Revenues for the three months ended September 30, 2023, were $16,045,049, which included $8,671,127 from the Engine acquisition that did not impact the revenues in the comparative period ended September 30, 2022, of $10,133,280.

Expenses

Salaries, consulting, and management fees incurred during the three months ended September 30, 2023, were $4,911,533 compared to $2,413,028 during the three months ended September 30, 2022. The increase of $2,498,505 primarily was the result of three months of expense from the operations of Engine that did not impact the comparative period.

Advertising and promotional expenses for the three months ended September 30, 2023, were $212,961, in comparison to $2,780,025 during the three months ended September 30, 2022. The decrease of $ 2,567,064 was primarily due to our cost reduction initiatives in 2023. In the 2022 period, significant investments were made by the Company to drive sales and align with sponsor deliverables including in person events.

Office and general expenses for the three months ended September 30, 2023, were $1,351,182, in comparison to $790,666 for the three months ended September 30, 2022. The increase primarily was the result of three months of expense from the operations of Engine that did not impact the comparative period.

Amortization and depreciation for the three months ended September 30, 2023, were $1,023,849, in comparison to $669,490 for the three months ended September 30, 2022. The increase primarily was the result of three months of expense from the results of Engine that did not impact the comparative period.

Transaction costs for the three months ended September 2023, were $688,935, in comparison to $0 for the three months ended September 30, 2022. The increase primarily resulted from the transaction in process with FaZe Clan in the current period.

Arbitration settlement reserve gain for the three months ended September 30, 2023, was $212,234, in comparison to $0 for the three months ended September 30, 2022. As part of the Engine acquisition and related purchase price allocation, we recognized a liability for an arbitration ruling, relating to AIS, which represents the fair value of the common shares directed to be delivered as of April 11, 2023. The movement represents adjusting the liability to fair value at the end of the reporting period.

Results of operations for the nine months ended September 30, 2023

Revenue

Revenues for the nine months ended September 30, 2023, were $35,234,572, which included $17,104,697 from the Engine acquisition that did not impact the revenues in the comparative period ended September 30, 2022, of $21,829,246.

Expenses

Salaries, consulting, and management fees incurred during the nine months ended September 30, 2023, were $13,434,380 compared to $7,442,140 during the nine months ended September 30, 2022. The increase of $5,992,240 primarily was the result of the April 11, 2023, to September 30, 2023, expenses from the operations of Engine that did not impact the comparative period.

Page 8 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Professional fees for the nine months ended September 30, 2023, were $957,057, in comparison to $1,425,585 during the nine months ended September 30, 2022. The decrease of $468,528 was primarily due to our cost reduction initiatives in 2023.

Advertising and promotional expenses for the nine months ended September 30, 2023, were $864,617, in comparison to $3,239,090 during the nine months ended September 30, 2022. The decrease of $2,374,473 was primarily due to our cost reduction initiatives in 2023. In the 2022 period, significant investments were made by the Company to drive sales and align with sponsor deliverables including in person events.

Office and general expenses for the nine months ended September 30, 2023, were $3,222,909, in comparison to $2,172,181 for the nine months ended September 30, 2022. The increase of $1,050,728 primarily was the result of the April 11, 2023, to September 30, 2023, expenses from the operations of Engine that did not impact the comparative period.

Technology expenses for the nine months ended September 2023, were $314,712, in comparison to $0 for the nine months ended September 30, 2022. The increase  was the result of the April 11, 2023, to September 30, 2023, expenses from the operations of Engine that did not impact the comparative period.

Amortization and depreciation costs for the nine months ended September 2023, were $2,650,013, in comparison to $2,030,108 for the nine months ended September 30, 2022. The increase of $619,905 primarily was the result of the April 11, 2023, to September 30, 2023, expenses from the operations of Engine that did not impact the comparative period.

Transaction costs for the nine months ended September 2023, were $2,186,916, in comparison to $0 for the nine months ended September 30, 2022. The increase primarily resulted from Engine acquisition as well as the in-process acquisition of FaZe Clan that did not impact the comparative period.

Arbitration settlement reserve gain for the nine months ended September 30, 2023, was $951,878, in comparison to $0 for the nine months ended September 30, 2022. As part of the Engine acquisition and related purchase price allocation, we recognized a liability for an arbitration ruling, relating to AIS, which represents the fair value of the common shares directed to be delivered as of April 11, 2023. The movement represents adjusting the liability to fair value at the end of the reporting period.

Restructuring costs for the nine months ended September 30, 2023, were $386,620, in comparison to $0 for the nine months ended September 30, 2022. The increase was due to our cost reduction initiatives in 2023 and related restructuring of operations with the integration of GameSquare and Engine.

Change in fair value of warrant liability gain was $1,844,094 for the nine months ended September 30, 2023, versus $0 in the comparative period. Prior to the Engine acquisition, we did not have any liability measured warrants. The gain represents adjusting the liability measured warrants to fair value at the end of the reporting period, primarily driven by changes in the Company’s share price at the end of the period.

Change in fair value of convertible debt gain for the nine months ended September 30, 2023, was $541,136, in comparison to $0 for the three months ended September 30, 2022. Prior to the Engine acquisition, we did not have any convertible debt. The gain represents adjusting the convertible debt to fair value at the end of the reporting period, primarily driven by changes in the Company’s share price at the end of the period.

Page 9 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Other items

Gain from discontinued operations for the three and nine months ended September 30, 2023, was $534,288 and $358,194, respectively, in comparison to $0 for the three and nine months ended September 30, 2022. These gains were primarily comprised of gains from the abandoned business operations of Winview, a former operating entity of Engine. In the third quarter of 2023, litigation with the founder of the patent portfolio held by Winview was settled. In connection with that settlement, promissory notes issued by Winview were forgiven.

Cash flows

The Company used cash of $9,793,762 in operating activities during the nine months ended September 30, 2023, compared with $7,682,397 in the comparative period. The use of funds in operating activities is described in the Results of Operations section.

The company had a benefit of $11,278,691 from the Arrangement during the nine months ended September 30, 2023.

The Company had proceeds of $1,036,516 from the line of credit, made lease payments of $411,683, and repaid loan amounts of $825,510 during the nine months ending September 30, 2023. During the nine months ended September 30, 2022, the Company made lease payments of $400,828 and received proceeds from a private placement, net of issuance costs, of $6,260,389.

Management’s use of Non-IFRS Measures

This MD&A contains certain financial performance measures, including “EBITDA” and “Adjusted EBITDA,” that are not recognized under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures presented by other companies. For a reconciliation of these measures to the most directly comparable financial information presented in the Interim Financial Statements in accordance with IFRS, see the section entitled “Reconciliation of Non-IFRS Measures” of this MD&A.

We believe EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define “EBITDA” as net income (loss) before (i) depreciation and amortization; (ii) income taxes; and (iii) interest expense.

Adjusted EBITDA

We believe Adjusted EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define “Adjusted EBITDA” as EBITDA adjusted to exclude extraordinary items, non-recurring items and other non-cash items, including, but not limited to (i) share based compensation expense, (ii) non-recurring legal and professional fees, human-resources, one-time events, marketing investments and collections-related expenses, (iv) intangible and goodwill impairments and loss on disposal of assets, and (v) transaction costs related to merger and acquisition activities.

Page 10 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Reconciliation of Non-IFRS Measures

A reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable measure determined under IFRS is set out below.

Selected quarterly financial information

The following selected financial information is derived from the consolidated financial statements of the Company for the most recent eight historical quarters and should be read in conjunction with the financial statements of the Company:

($, except per share amounts)	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenue	16,045,049	14,238,810	4,950,713	6,252,763
Cash flow from operating activities	(3,152,693)	(6,117,188)	(523,881)	(3,683,720)
Net (loss)	(5,061,095)	(4,095,166)	(4,358,273)	(7,397,214)
Per share - basic and diluted	(0.39)	(0.34)	(0.68)	(1.16)
Total assets	73,988,342	76,144,096	15,977,624	20,093,810

($, except per share amounts)*	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue	10,133,280	6,655,892	5,040,074	7,198,956
Cash flow from operating activities	(2,926,617)	(719,010)	(4,036,770)	(3,910,779)
Net (loss) income	(4,182,042)	(2,524,825)	(3,993,629)	(452,943)
Per share - basic and diluted	(0.74)	(0.49)	(0.79)	(0.09)
Total assets	24,186,689	22,186,918	20,459,388	23,828,404

Liquidity and capital resources

The financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Continuing operations, as intended, are dependent on management’s ability to raise required funding through future equity issuances, its ability to acquire business interests and develop profitable operations or a combination thereof, which is not assured, given today’s volatile and uncertain financial markets. The Company may revise programs depending on its working capital position.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.

Page 11 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to reduce its monthly operating cash outflow and secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the ability of the Company to raise financing in the near term, and ultimately the achievement of profitable operations.

As of September 30, 2023, the Company had a working deficit of $15,990,852, compared to $423,841 as of December 31, 2022. The decrease in the working capital resulted mostly from the liabilities related to the Engine acquisition as well as from the Company’s use of cash in operating activities as described in the cash flows section. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $54,481,112 as of September 30, 2023 (December 31, 2022: $41,303,530).

The Company has plans to raise additional funds. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute its business strategy or be successful in future financing activities.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, our ability to raise additional funds through financing, those related to consumer demand and acceptance of our products and services, our ability to collect payments as they become due, achieving our internal forecasts and objectives, the economic conditions of the United States and abroad. These risk factors are described in the Risks and uncertainties section of this MD&A.

Related party transactions

Key management personnel compensation:

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Total compensation paid to key management	264,958	263,957	1,217,671	774,624
Share based payments	204,898	15,436	386,938	244,641

Credit facility payable

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company by virtue of one of its directors. The Facility matured on June 30, 2023 (the “Maturity Date”). During the three months ended March 31, 2023, the Company accrued $23,266 in interest and $80,133 in legal fees in connection with the Facility. This credit facility was paid off during the quarter ended June 30, 2023, and has not been renewed.

Convertible debenture with a director of the Company as counterparty

On September 1, 2022, Engine extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. Key terms include (a) maturity date of August 31, 2025, (b) interest rate of 7% (interest to be paid in full at maturity) and (c) conversion price of $4.40. The convertible debenture is beneficially held by a director of the Company. The participation of a director in the original issuance of the convertible debenture constitutes a "related party transaction" as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on an exemption from the formal valuation requirements and the minority shareholder approval requirements under MI 61-101 as the fair market value of the convertible debenture did not exceed 25% of the market capitalization of the Company.

Page 12 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Commitments and contingencies

Management commitments

The Company is party to certain management contracts. These contracts require payments of approximately $600,000 to be made upon the occurrence of a change in control and termination without cause to certain officers of the Company. The Company is also committed to payments upon termination without cause of approximately $1,100,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$343,691 to be remote, the outcome of any such contingent matters is inherently uncertain.

Litigation and arbitration

In April 2020, Engine announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 241,666 common shares of the Company and other considerations, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 241,666 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue 241,666 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $517,875, which represents the fair value of the common shares directed to be delivered as of September 30, 2023. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to the Company. The relief sought includes rescission of the sale of Winview to the Company and compensatory damages. The defendants have filed a motion to dismiss the claims.  By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview. This matter was settled in September 2023.

Page 13 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending, and the court’s review of these motions has been suspended pending the outcome of inter partes review proceedings filed with the United States Patent Office regarding some of the patents involved in these actions.  In September of 2023, in connection with the settlement of the Lockton action, Winview Inc. transferred patents, including the four that are subject of the District Court actions, to an independent entity, WinView IP Holdings, LLC, which has assumed responsibility for the prosecution of these actions.

By Order to Continue dated May 5, 2022, the Company was substituted in as the plaintiff in a matter pending in the Ontario Superior Court of Justice, seeking recovery of €1,903,153 of principal and additional amounts of accrued interest under promissory notes acquired by the Company. The matter is in the discovery stage.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

Changes in significant accounting policies

In The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022, other than as noted below. The updates to and additional significant accounting policies are primarily resulting from the integration of the Engine acquisition.

New and updated significant accounting policies.

Functional and presentation currency and translation

The functional currency of the Company and its subsidiaries is disclosed in Note 2(b). The presentation currency of the consolidated financial statements is the US Dollar ("USD").

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the Company's consolidated statement of financial position and income and expenses at the average rate of the year (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments, except to the extent that the translation difference is allocated to non-controlling interest.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity's functional currency are recognized in the consolidated statements of loss.

Page 14 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of its services to a customer.

The following provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and related revenue recognition policies:

Talent representation service revenues

Talent representation service revenue is recorded on completion of the event in which the talent management service has been provided.

Influencer promotional fees

Influencer marketing and promotional fees are recognized over the period during which the services are performed. Revenue and income from custom service contracts are determined on the percentage of completion method, based on the ratio of contract timepassed in the reporting period over estimated total length of the contract.

Consulting fees and other revenues

Consulting fees and other revenues are recognized when the services have been performed.

Software-as-a-service

The Company enters into license agreements with customers for its content management system, video software, and mobile applications (Frankly), e-sports data platform (Stream Hatchet) and an influencer marketing platform (SideQik). These license agreements, generally non-cancellable, without paying a termination penalty, and multiyear, provide the customer with the right to use the Company’s application solely on a Company-hosted platform or, in certain instances, on purchased encoders. The license agreements also entitle the customer to technical support.

Revenue from these license agreements is recognized ratably over the license term. Early termination fees are recognized when a customer ceases use of agreed upon services prior to the expiration of their contract. These fees are recognized in full on the date the customer has completed their migration of the Company’s solutions and there is no continuing service obligation to the customer.

The Company charges its customers for the optional use of its content delivery network to stream and store videos. The revenue is recognized as earned based on the actual usage because it has stand-alone value and delivery is in control of the customer. The Company also charges its customers for the use of its ad serving platform to serve ads under local advertising campaigns. The Company reports revenue as earned based on the actual usage.

Advertising

Under national advertising agreements with advertisers, the Company sources, creates, and places advertising campaigns that run across the Company’s network of publisher sites. National advertising revenue, net of third-party costs, is shared with publishers based on their respective contractual agreements. The Company invoices national advertising amounts due from advertisers and remits payments to publishers for their share. Depending on the agreement with the publisher, the obligation to remit payment to the publisher is based on either billing to the advertiser or the collection of cash from the advertiser.

Page 15 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

National advertising revenue is recognized in the period during which the ad impressions are delivered. The Company reports revenue earned through national advertising agreements either on a net or gross basis. The Company applies judgement in recognizing revenue earned through national advertising agreements on a net or gross basis based on the criteria as disclosed below.

Under national advertising agreements wherein the Company does not bear inventory risk and only has credit risk on its portion of the revenue, national advertising revenues are accounted for on a net basis and the publisher is identified as the customer.

In select national advertising agreements with its publishers, the Company takes on inventory risk and additional credit risk. Under these agreements, the Company either a) provides the publisher with a guaranteed minimum gross selling price per advertising unit delivered, wherein the greater of the actual selling price or guaranteed minimum selling price is used in determining the publisher’s share or b) provides the publisher with a fixed rate per advertising unit delivered, wherein the publisher is paid the fixed rate per advertising unit delivered irrespective of the actual selling price. Under these national advertising agreements, national advertising revenues are accounted for on a gross basis with the advertiser identified as the customer and the publisher identified as a supplier, with amounts billed to the advertiser reported as revenue and amounts due to the publisher reported as a revenue sharing expense, within expenses.

Also included in advertising revenue is advertising revenue generated by the Company’s various owned and operated properties.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. When the Company acts in the capacity of an agent rather than as the principal in a transaction, the revenue recognized is the net amount of commission made by the Company.

Deferred revenue consists of customer advances for Company services to be rendered that will be recognized as income in future periods.

Cash and equivalents, and restricted cash

The “cash and cash equivalents” category consists of cash in banks, call deposits and other highly liquid investments with initial maturities of three months or less. Any investments in securities, investments with initial maturities greater than three months without early redemption feature and bank accounts subject to restrictions, other than restrictions due to regulations specific to a country or activity sector (exchange controls, etc.) are not presented as cash equivalents but as financial assets. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Restricted cash is presented as a separate category on the statement of financial position.

Accounts and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. A provision for impairment of trade accounts receivable is established based on a forward-looking “expected loss” impairment model. The carrying amount of the trade receivables is reduced using the provision for impairment account, and the amount of any increase in the provision for impairment is recognized in the consolidated statement of loss and comprehensive loss. When a trade receivable is uncollectible, it is written off against the provision for impairment account for trade accounts receivable. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of loss and comprehensive loss.

Page 16 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Property and equipment

Property and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property and equipment include significant components with different useful lives, they are recorded and depreciated separately. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful life of the assets. Useful life is reviewed at the end of each reporting period.

After initial recognition, the cost model is applied to property and equipment. Where parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

The Company recognizes in the carrying amount of an item of property and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Depreciation is provided at rates calculated to write off the cost of property and equipment less their estimated residual value on the straight-line and declining balance methods, over the estimated useful lives, as follows:

Computer equipment	3 to 5 years, straight-line
Furniture and fixtures	5 years, straight-line
Leasehold improvements	Term of the lease

Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

Intangible assets

Intangible assets include acquired software used in production or administration and brand names and customer relationships that qualify for recognition as an intangible asset in a business combination. They are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives, as these assets are considered finite. Residual values and useful lives are reviewed at each reporting date.

The useful lives of the intangibles are as follows:

Software	5 years
Brands	5-10 years
Customer relationships	5-20 years

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Subsequent expenditure on brands is expensed as incurred. Costs associated with maintaining computer software (expenditure relating to patches and other minor updates as well as their installation), are expensed as incurred.

Other intangible assets, such as brands, that are acquired by the Company are stated at cost less accumulated amortization and impairment losses. Expenditures on internally generated brands, mastheads or editorial pages, publishing titles, customer lists and items similar in substance is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred.

Research costs are expensed when incurred. Development costs are capitalized when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design to produce new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Page 17 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Impairment of property and equipment, intangible assets, and goodwill

i) Timing of impairment testing

The carrying values of property and equipment and finite life intangible assets are assessed at the reporting date as to whether there is any indication that the assets may be impaired. Goodwill and indefinite life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired.

ii) Impairment testing

If any indication of impairment exists or when the annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are considered, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of loss and comprehensive loss. Impairment losses relating to goodwill cannot be reversed.

Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Page 18 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	The amount expected to be payable by the lessee under any residual value guarantees;
•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•	Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset)whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘property and equipment’ policy.

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “other expenses” in profit or loss.

As a practical expedient, IFRS 16 Leases permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Page 19 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Issuance of Units

The Company issues units that consist of shares and warrants. The fair value is allocated to the shares and warrants utilizing the relative fair value method.

Financial instruments

Financial assets

Recognition and Initial Measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and Subsequent Measurement

On initial recognition, financial assets and liabilities are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

•

Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, restricted cash, accounts and other receivables and advances.

•

Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

•

Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured mandatorily at fair value through profit and loss include publisher advance, promissory notes receivable and investment at FVTPL.

•

Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss.

Page 20 of 39

Business Model Assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and the way information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual Cash Flow Assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of Financial Assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Page 21 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial Liabilities

Recognition and Initial Measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, except for financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

•

Amortized cost - Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, or commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company’s accounts payable, accrued liabilities, players liability account, lease liabilities, credit facility payable, and line of credit do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

•

Financial liabilities recorded at FVTPL - Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above, or they are derivatives or they are designated as such on initial recognition. The Company’s warrants that are not issued in exchange for goods or services and have characteristics of derivative financial liabilities as a result of the warrants that have an exercise price in a currency different from the functional currency of the Company, are measured as financial liabilities at FVTPL. The Company’s convertible debt is designated as financial liabilities at FVTPL.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included or deducted from the initial carrying amount of the asset or the liability.

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss.

Page 22 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Fair value measurement

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1:	This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
Level 2:	This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.
Level 3:	This level includes valuations based on inputs which are unobservable.

Offsetting

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options, and equity classified warrants are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

Share-based payments

The share-based payment plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized within share-based payments expense with a corresponding increase in equity.

Page 23 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black‐Scholes option pricing model taking into account the terms and conditions upon which the awards were granted such as stock price, term, and stock volatility. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

For each Restricted Share Units (“RSU”) granted, the Company recognizes an expense equal to the market value of a common share at the date of grant and for each common share option granted, the Company recognizes an expense equal to the fair value of the option estimated using a Black Scholes model at grant date, based on the number of RSUs/options expected to vest, recognized over the term of the vesting period, with a corresponding increase to contributed surplus. Share based payments expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/options that are expected to vest. The effect of these changes is recognized in the period of the change.

The Company's warrants having an exercise price in the functional currency of the Company that are not issued in exchange for good and services are equity measured and the fair value at grant date for these warrants is classified within contributed surplus.

For equity-settled share-based payment transactions, including share options and RSUs granted to officers and directors of the Company and warrants granted to advisors in a financing transaction, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

Discontinued operations and assets held for sale

A non-current asset or a group of assets and liabilities is a disposal group when the carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. Non-current assets or disposal groups classified as held for sale are measured at the lower of carrying amounts and fair value less costs to sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held‑for‑sale.

Discontinued operations are presented on a single line of the consolidated statements of loss and comprehensive loss for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Page 24 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

New accounting standards

Effective January 1, 2023, the Company adopted the following new accounting standards. Adoption of these standards on January 1, 2023, did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 8 – Definition of accounting estimates

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 12 – Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 – Non-current Liabilities with Covenants

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 8 – Definition of Accounting Estimates

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

Amendments to IAS 21 – Lack of Exchangeability

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be on the Company’s financial statements.

Risks and Uncertainties

The Company’s operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results, or prospects, should any such other events occur.

Risks Related to Our Business

GameSquare has a limited operating history and operates in an evolving sector.

GameSquare had no experience in the esports industry prior to October 2, 2020, when the Company acquired its first revenue-generating asset, Code Red. Prior to the acquisition of Code Red, GameSquare’s operations were limited to identifying and acquiring target companies in the esports industry.

Consequently, we are subject to all the risks and uncertainties inherent in a new business and in connection with the development and sale of new services. In addition, the esports and gaming industry is a relatively new and an evolving sector. Accordingly, investors should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development and operating in a changing and evolving sector. Investors should carefully consider the risks and uncertainties that a company, such as GameSquare, with a limited operating history will face. In particular, investors should consider that we cannot provide assurance that we will be able to:

a. successfully implement or execute our current business plan;

b. maintain our management team;

c. raise sufficient funds in the capital markets to effectuate our business plan;

d. attract, enter or maintain contracts with, and retain clients; and/or

e. compete effectively in the extremely competitive environment in which we operate.

Page 25 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

If we cannot successfully accomplish any of the foregoing objectives, our business may not succeed.

GameSquare generates a significant portion of revenue from representing esports players, influencers, gaming personalities and other on-screen talent through our agency operating segment. Failure to attract new clients or to successfully represent our existing clients may adversely affect revenue.

Our Agency Services segment represents esports agencies which include Code Red, GCN and Zoned. Our agencies generate revenue through representing players, influencers and on-screen talent, consulting and managing and brokering brand activations for influencers. Our agency services sector generates a significant amount of our revenue.

The agency segment of the esports industry is highly competitive and there is no guarantee that we will succeed in attracting new clients to represent or that we will retain our existing clients. Factors that influence our success in attracting and retaining clients include our ability to:

f. successfully negotiate contracts on behalf of our clients;

g. secure sponsorships for our clients; and

h. secure event and tournament participation for our clients.

Failure to attract or retain clients would have a material, adverse effect on our business, financial condition, and results of operations.

GameSquare’s agency services business model may not remain effective, and it cannot guarantee that its future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our agencies business generates a portion of its revenue from securing talent for live esports events. Although we anticipate that the audience for such live esports will continue to grow, creating more opportunities for us to provide services, such growth is not guaranteed and demand for GameSquare’s services may change, decrease substantially, or dissipate, or we may fail to anticipate and serve client demands effectively. For example, COVID-19 and related variants reduced demand for in-person esports events while increasing demand for online and broadcasted events. Although we also provide a variety of services relating to online and broadcasted events, any decision to reduce or eliminate its service offering for live esports events in order to prioritize online and broadcasted events may be unsuccessful and would involve additional risks and costs that could materially and adversely affect our business, financial condition, and results of operations.

If GameSquare fails to maintain and enhance its brands, its business, financial condition, and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our brands, including GameSquare, Complexity, Zoned and Code Red, as well as any other brands that we may acquire in the future, is important for our business to succeed by increasing our visibility and reputation in the esports industry and enabling GameSquare to attract new clients and retain existing clients for our businesses. Since GameSquare operates in a highly competitive industry, brand maintenance and enhancement directly affect our ability to maintain and enhance our market position. As GameSquare expands, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brands, but we cannot assure investors that these activities will be successful. In addition, negative publicity, regardless of its veracity, could harm our brands and reputation, which may materially and adversely affect our business, financial condition, and results of operations.

Page 26 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

GameSquare’s teams business is substantially dependent on the continued popularity and success of our teams and players.

The financial results of our business are largely dependent on our esports teams remaining popular with our fan bases. The popularity of our teams will, in part, depend on their performance in the leagues and tournaments in which they participate. We cannot ensure that our teams will be successful in the leagues and tournaments in which they play and therefore our ability to attract or retain talented players and coaching staff, supporters, sponsors, and other commercial partners, as well as potentially result in lower prize money. Moreover, the popularity of the individual players can impact online viewership and television ratings, which could affect the long-term value of the media rights and sponsorship opportunities. There can be no assurance that our players will develop or maintain continued popularity. Furthermore, the popularity of the teams, and, in turn, their financial results, further depend, in part, upon the popularity of the esports played and their ability to attract audiences and generate online viewership. There can be no guarantee that games currently popular will develop or maintain continued popularity in esports.

The defection of GameSquare’s players to other teams could hinder our success.

GameSquare competes with other esports teams to sign and retain world class esports players, some of which have greater resources or brand recognition and popularity than GameSquare. GameSquare’s players under contract may choose to move to other esports organizations for various reasons, including higher pay or that they have chosen to pursue new or other opportunities. The loss of any of our players could have negative consequences for our business and results of operations.

Adverse publicity concerning GameSquare, one of our businesses or key personnel or talent could negatively affect our business.

GameSquare’s reputation is essential to our continued success, and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain key personnel, retain, or attract clients and maintain relationships with our partners. GameSquare’s reputation can be negatively impacted by a number of factors, including negative publicity concerning GameSquare, members of our management or other key personnel including our talent and players. In addition, GameSquare is dependent for a portion of our revenues on our key talent and our ability to monetize through various channels. Such publicity could have a negative impact on GameSquare and adversely affect our business, financial condition and results of operations.

If GameSquare fails to anticipate, adopt and build expertise in new esports technologies, our business may suffer.

Rapid technology changes in the esports gaming market require us to anticipate which technologies we should adopt and build expertise in to remain competitive in the esports industry. GameSquare has invested, and in the future may invest, in new business strategies, technologies or services to engage a growing number of esports players, influencers and other on-screen talent, sponsors and others. For example, Code Red assists game publishers and developers such as Ubisoft and Massive Entertainment in designing broadcast-ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements. If we fail to anticipate, adopt, or build expertise in new technologies which impact in-game spectator modes, GameSquare may fail to attract new or retain existing game publishers, developers, influencers and brands as clients.

Adopting new technologies involves significant risks and uncertainties, and no assurance can be given that GameSquare will successfully identify which technologies will complement our business. If we do not successfully implement new technologies, our reputation may be materially adversely affected and our business, financial condition and operating results may be impacted.

Page 27 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The success of GameSquare’s business depends on our marketing efforts.

Achieving market success will require substantial marketing efforts and investments to inform potential clients of the distinctive benefits and characteristics of our products and services. GameSquare’s long-term success will depend on our ability to expand current marketing capabilities. We will, among other things, need to attract and retain experienced marketing and sales personnel. No assurance can be given that we will be able to attract and retain such personnel or that any efforts undertaken by such personnel will be successful.

Acquisitions may never materialize, may be subject to unexpected delays or may entail unexpected costs or prove unsuccessful.

As a growing company, we are engaged in identifying, acquiring, and developing esports and gaming assets that we believe are a strategic fit for our business. However, we cannot predict what form future acquisitions might take or when such acquisitions will be consummated, if at all. GameSquare is likely to face significant competition in seeking appropriate acquisitions and these acquisitions can be complicated and time consuming to negotiate and document. We may not be able to negotiate acquisitions on acceptable terms, or at all, and we are unable to predict when, if ever, we will consummate such acquisitions due to the numerous risks and uncertainties associated with them.

Since GameSquare may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value we realize from a future acquisition. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Any of the forgoing could materially and adversely affect our business, financial condition, and results of operations.

Difficulties integrating acquisitions.

GameSquare has acquired a number of businesses since the RTO and acquisitions continue to be part of our growth strategy. The benefits of an acquisition may take considerable time to develop, and we cannot be certain that any particular acquisition will produce the intended benefits. These risks and difficulties associated with acquisitions, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

GameSquare may be unable to achieve or sustain profitability or continue as a going concern.

There is no assurance that GameSquare will earn profits in the future, or that profitability will be sustained in the near future or at all. Beyond this, we may incur significant losses in the future for a number of reasons including other risks described in this document, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. There is also no assurance that future revenues will be sufficient to generate the funds required to continue our business development and our activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities and strategies.

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern. Our continuation as a going concern is dependent upon our ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. There is no assurance that we will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on our ability to continue as a going concern.

Page 28 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

GameSquare will require additional financing and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

To date, we have relied primarily on equity financing to carry on our business. We have limited financial resources and operating cash flow and can make no assurance that sufficient funding will be available to us to fund our operating expenses and to further develop our business. As of September 30, 2023, GameSquare had cash of $4,249,602.

GameSquare does not have any contracts or commitments for additional financing. Any additional equity financing may involve substantial dilution for the existing shareholders. There can be no assurance that such additional capital will be available, on a timely basis or on acceptable terms. Failure to obtain such additional financing could result in delay or indefinite postponement of operations or the further development of our business with the possible loss of such properties or assets. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our business or the expansion thereof, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on our business, financial condition and results of operations.

Future cash flow fluctuations may affect GameSquare’s ability to fund our working capital requirements or achieve our business objectives in a timely manner.

The working capital requirements and cash flows are expected to be subject to quarterly and yearly fluctuations, depending on such factors as timing and size of capital expenditures, acquisitions, levels of sales and collection of receivables and client payment terms and conditions. If our revenues and cash flows are materially lower than we currently expect, we may be required to reduce our capital expenditures and investments or take other measures in order to meet our cash requirements. GameSquare may also seek additional funds from liquidity-generating transactions and other conventional sources of external financing (which may include a variety of debt, convertible debt and/or equity financing). We cannot provide any assurance that the net cash requirements will be as we currently expect. Our inability to manage cash flow fluctuations resulting from the above factors could have a material adverse effect on our ability to fund the working capital requirements from operating cash flows and other sources of liquidity or to achieve our business objectives in a timely manner.

GameSquare currently has negative cash flow from operations.

The Company has had negative cash flow from operating activities since it was formed. Although the Company anticipates that it will have positive cash flow from operating activities in future periods, it is possible the Company may continue to have negative cash flow in any future period as the Company continues to progress its expansion plans and its capacity of operations.

International operations and expansion expose GameSquare to risks associated with international markets.

GameSquare currently operates and has businesses predominantly in the U.S. Spain, and U.K. markets and may further expand internationally and operate in select foreign markets. Managing a global organization is more time consuming and expensive than managing a company operating in one jurisdiction. Conducting international operations subjects GameSquare to risks related to foreign regulatory requirements and complying with a wide variety of laws and legal standards, managing and staffing international operations, fluctuations in foreign exchange rates, managing tax consequences, accounting and reporting complexities and political, social and economic instability in various jurisdictions. The investment and additional resources required to establish and manage operations in various countries and jurisdictions may result in lower levels of revenue or profitability.

Page 29 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The requirements related to being a public company.

As a reporting issuer, GameSquare is subject to and must comply with applicable securities legislation, the listing requirements and rules of the exchange and other applicable securities rules and regulations. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Applicable securities laws require GameSquare to, among other things, file certain annual and quarterly reports with respect to our business and results of operations. In addition, applicable securities laws require GameSquare to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required including due to complexity of transactions and our expanding international business. As a result, management’s attention may be diverted from other business concerns in order to comply with these requirements. To comply with these requirements, GameSquare may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating increasing legal and financial compliance costs and making some activities more time consuming. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities.

GameSquare is subject to privacy laws in each jurisdiction in which we operate, and we may face risks related to breaches of the applicable privacy laws.

GameSquare collects and stores personal information about our users, clients and partners and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly user and partner lists, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a material adverse effect on our business, financial condition or results of operations.

In addition, there are a number of Canadian federal and provincial laws as well as local rules which are applicable to GameSquare and our subsidiaries which protect the confidentiality of personal information and restrict the use and disclosure of that protected information. The Canadian privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (PIPEDA) protect personal information by limiting its use and disclosure of personal information. If we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, we could be subject to sanctions and civil or criminal penalties, which could increase our liability, harm our reputation, and have a material adverse effect on our business, financial condition or results of operations.

GameSquare is exposed to cyber security incidents resulting from deliberate attacks or unintentional events.

Cyber security incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers, and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects our business or our service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate, and prevent cyber incidents.

Page 30 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

GameSquare uses third-party services and partnerships in connection with our business, and any disruption to these services or partnerships could result in a disruption to our business, negative publicity and a slowdown in the growth of our clients, materially and adversely affecting our business, financial condition and results of operations.

GameSquare depends upon third-party software and services to conduct our business. The inability to access these services could result in a disruption while sourcing replacement service vendors. Additionally, we rely on contracted third-party partnerships to conduct our business. While we have minimized our reliance on any single vendor or partner, any disruption of service from our partners could have a material adverse effect on our business, financial condition, or results of operations.

Failure to attract, retain and motivate key employees may adversely affect GameSquare’s ability to compete and the loss of the services of key personnel could have a material adverse effect on our business.

GameSquare depends on the services of a few key executive officers. The loss of any of these key people could have a material adverse effect on our business, financial condition and results of operations. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, marketing and management personnel in the future. Stock options and other share-based compensation plans may comprise a significant component of key employee compensation, and if the price of the Common Shares declines, it may be difficult to retain such individuals. Similarly, changes in the share price may hinder our ability to recruit key employees, as they may elect to seek employment with other companies that they believe have better long-term prospects. Our inability to attract and retain the necessary technical, marketing and management personnel may adversely affect our future growth and profitability. Our retention and recruiting may require significant increases in compensation expenses, which would adversely affect our results of operation.

Our executive officers and other members of senior management have substantial experience and expertise in the business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the business, financial condition and results of operations. GameSquare is not protected by key man or similar life insurance covering members of senior management.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

From time to time, GameSquare may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, security of client and employee personal information, contractual relations with clients, including gamers, influencers and other on-screen talent, production crew and sponsors, among others and marketing and infringement of trademarks. Litigation to defend against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, and results of operations.

We are not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against GameSquare. However, given the nature of our business, we are, and may from time to time in the future be, party to various, and at times numerous, legal investigations, proceedings and claims that arise in the ordinary course of business. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against us for amounts in excess of our expectations, our business, financial condition and results of operations could be materially adversely affected.

Page 31 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

GameSquare is exposed to foreign currency risk and we have not hedged against risk associated with foreign exchange rate exposure.

Although GameSquare’s functional currency is the United States dollar, it generates revenue and incurs costs in foreign currencies. In particular, we expect to generate revenue and incur costs in GBP, the functional currency of Code Red, and euro, as well as, Canadian dollars, the functional currency of our other subsidiaries. Accordingly, GameSquare is subject to risk from fluctuations in the rates of currency exchange between such foreign currency and the United States dollar, and such fluctuations may materially adversely affect our business, financial condition, and results of operations. GameSquare does not currently hedge against such currency fluctuations.

Public health crises may adversely affect our growth.

GameSquare may be negatively impacted by volatility in the equity markets as a result of certain events that are beyond our control, including infectious diseases, pandemics or similar health threats, such as the COVID-19 outbreak and its variants. Many governments, including in the United States, the United Kingdom and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19 and its variants, including restrictions on international and local travel, public gatherings, and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” While many of these measures are being eased, the duration of such measures is highly uncertain, but could be prolonged, and stricter measures may still be put in place or reintroduced in areas where such measures have very recently started to be gradually eased.

As a result of the COVID-19 related restrictions, in-person esports tournaments and other events have been cancelled or required to enforce social distancing and other policies designed to reduce the spread of the virus. The resulting loss of revenue from ticket sales has not been fully offset by a corresponding increase in paid online or televised esports events. There can be no guarantee that demand for in-person esports events will resume in the near future. Any continuation of COVID-19 related, or other restrictions could have a material adverse effect on our business, financial condition and operating results may be impacted.

Risks Related to the Industry

GameSquare’s business and success is dependent on the continuing popularity and growth of the esports industry.

Our business is substantially dependent on the continuing popularity of the esports industry, which is in the early stages of its development. Although the esports industry has experienced rapid growth and we anticipate the industry to continue to grow, consumer preferences may shift and there is no assurance that this growth will continue in the future. We have taken steps to diversify our business and continue to seek out new opportunities in the esports industry but there is no guarantee that it will be successful in doing so. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than we are at adapting to change and pursuing business opportunities.

The esports and gaming industry is intensely competitive. GameSquare faces competition from a growing number of companies and, if we are unable to compete effectively, our business could be negatively impacted.

The esports and gaming industry is in competition with other sporting and entertainment events, both live and delivered over television networks, radio, the Internet, mobile applications, and other sources. As a result of the large number of options available and the global nature of the esports industry, we face strong competition for esports fans. There is also intense competition amongst businesses operating in the segments of the esports industry where we currently operate or may operate in the future, including esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets.

Page 32 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

As some of GameSquare’s competitors have greater financial resources, they may spend more money and time on developing their products or services, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, or otherwise develop more commercially successful products or services, which could impact our ability to secure new clients or retain existing clients. Competition may also lead to reduced margins as companies compete for clients by adopting aggressive pricing policies or our costs of doing business may increase in a competitive environment. Furthermore, new competitors may enter the segments of the esports industry where we currently operate or may operate in the future. If GameSquare is unable to obtain a significant market presence or if we lose market share to our competitors, our business, financial condition and results of operations could be materially adversely affected. Finally, there are many companies with established relationships with third parties, including sponsors, event and tournament organizers, influencers and esports organizations. Consequently, some competitors may be able to develop and expand their esports organization more quickly. Our success depends on our ability to develop and maintain relationships with such third parties.

As a result, GameSquare may not be able to continue to effectively compete against current and future competitors which could materially and adversely affect our business, financial condition, and results of operations.

Esports is a new and evolving industry, which presents significant uncertainty and business risks.

The esports industry is relatively new and continues to evolve. GameSquare has taken steps to diversify our business and continues to seek out new opportunities in the esports industry, including in the teams segment through the acquisition of Complexity, but most of our revenue continues to be generated from our agency business. However, whether this industry grows and whether our business will ultimately succeed will be affected by, among other things, the success of efforts to monetize the esports industry through tournament fees, live event ticket sales, advertising and sponsorships, spectator demand for in-person, online and televised esports events and tournaments, the success of industry marketing efforts, including on social media platforms, the development of new games and technologies to attract and retain gamers and spectators, data privacy laws and regulation and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than GameSquare at adapting to change and pursuing business opportunities.

Reliance on advertisers for revenue.

The esports industry relies on advertisers as part of its revenue. Our inability to secure contracts for advertising revenues may have a material adverse effect on our business, financial condition, and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects of growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that the supply of advertising inventory on digital media properties will not exceed the demand. If the industry grows slower than anticipated or we fail to maintain and grow our market position, we may not be able to achieve our revenue projections.

Page 33 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which we operate.

The demand for entertainment and leisure activities, including esports and gaming, tends to be highly sensitive to changes in consumers’ free time and disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdown, inflation, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals attending ticketed in-person or online esports events or tournaments, paying for subscriptions to esports media channels or otherwise engaging in entertainment and leisure activities. As a result, we cannot ensure that demand for our services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, inflation, increasing interest rates, increasing energy costs, acts of war or armed conflicts (including the conflict in Ukraine), terrorism, transportation disruptions, natural disasters, pandemics, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, could lead to a further reduction in discretionary spending on leisure activities, such as esports. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce demand for our services, which would have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Related to the Common Shares

Future sales or the issuance of our securities may cause the market price of the Common Shares to decline.

The market price of the Common Shares could decline as a result of issuances of securities (including additional Common Shares) by the Company, exercises of outstanding options or warrants for additional Common Shares or sales by existing shareholders of Common Shares in the market, or the perception that these issuances or sales could occur. Sales of Common Shares by shareholders may make it more difficult for GameSquare to sell equity securities at a time and at a price that we deem appropriate. Sales or issuances of substantial numbers of Common Shares, including in the context of future acquisitions, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any such sale or issuance of Common Shares, investors may suffer dilution and GameSquare may experience dilution in our earnings per share.

GameSquare expects that the price of the Common Shares may fluctuate significantly.

The market price of securities of many companies, particularly development and early commercial stage esports companies, experiences wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies.

The market price of the Common Shares could be subject to wide fluctuations in response to many risk factors set out herein, and others beyond our control. These and other market and industry factors may cause the market price and demand for the Common Shares to fluctuate substantially, regardless of the actual operating performance of GameSquare, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of the Common Shares. In addition, stock markets in general, and the share prices of esports and early-growth companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

Significant ownership by principal shareholders.

As of September 30, 2023, two shareholders held approximately 22% of the Common Shares. As a result, these shareholders have significant influence over all corporate actions and securities matters requiring shareholder approval, including election of our directors and significant corporate transactions. The concentrated voting control of the Common Shares will limit the ability of other shareholders to influence corporate matters and actions may be approved that certain shareholders may not view as beneficial. Additionally, the principal shareholders’ interest in GameSquare may discourage transactions involving a change of control, including transactions in which shareholders might otherwise receive a premium for their shares over the then current market price.

Page 34 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

If equity research analysts do not publish research or reports about GameSquare and our business or if they issue unfavorable commentary or downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for the Common Shares will rely in part on the research and reports that equity research analysts publish about GameSquare and our business. The price of the Common Shares could decline if one or more equity analysts downgrade the Common Shares or if analysts issue other unfavorable commentary or cease publishing reports about GameSquare or our business.

GameSquare may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. GameSquare may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact its business. Any adverse determination in litigation could also subject GameSquare to significant liabilities.

Variable revenues and earnings.

The revenues and earnings of GameSquare may fluctuate from quarter to quarter, which could affect the market price of the Common Shares. Revenues and earnings may vary quarter to quarter as a result of a number of factors, including acquisition of new customers and clients, cyclical fluctuations related to the evolution of the industry and impairment of goodwill or intangible assets which may result in a significant change to earnings in the period in which impairment is determined. Any of the risk factors listed in this MD&A could also cause significant variations to our revenues, gross margins and earnings in any given quarter. Historically, the Company’s revenue for the third and fourth quarters of the fiscal year has been higher than revenue in the Company’s first and second quarters. These seasonal variances reflect the general trend in the sector.

GameSquare must perform impairment assessments of goodwill and intangibles.

Under IFRS, the Company is required to, at least annually, perform an impairment assessment of goodwill. For intangible assets with useful lives, the Company is required to review these for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, and at least annually, review whether there is any change in their expected useful lives. To perform impairment assessments, all intangible assets including goodwill are allocated to the cash generating units. An impairment loss is recognized if the carrying amount of a cash generating unit exceeds its recoverable amount. The recoverable amount of each cash generating unit is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting earning margins, earning multiples, growth rates and discount rates in estimating and discounting future cashflows.

As a result of the annual goodwill assessment for the thirteen months ended December 31, 2021, and the year ended November 30, 2020, management recognized goodwill impairment of $1,798,430 related to Code Red. The goodwill impairment related to Code Red was recorded as Code Red had not grown its gross margin and net margins as expected at the time of acquisition in March 2020 (as compared to the forecast provided for the original purchase price allocation). Thus, Code Red’s updated discounted cash flow model, which was prepared as part of the annual goodwill impairment test, suggested that an impairment be recorded. The Company further impaired the remaining Code Red intangible assets by $701,423 in the year ended December 31, 2022, to reflect continued delays in growing its gross and net margins as expected at the time of the acquisition in March 2020.

Page 35 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

GameSquare has never paid dividends on Common Shares, and it does not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in the Common Shares will likely depend on whether the price of the Common Shares increases.

GameSquare has not paid dividends on Common Shares to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of the Common Shares will be investors sole source of gain for the foreseeable future. Consequently, in the foreseeable future, investors will likely only experience a gain from their investment in the Common Shares if the price of the Common Shares increases.

GameSquare may lose foreign private issuer status in the near future, which could result in significant additional costs and expenses.

GameSquare may in the future lose foreign private issuer status if a majority of the Common Shares are held in the United States and GameSquare fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If GameSquare is not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, GameSquare may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

Risk Factors Related to the Engine Arrangement

Possible failure to realize anticipated benefits of the Arrangement.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures, and personnel in a timely and efficient manner, as well as on the Company’s ability to realize the anticipated growth opportunities and synergies from integrating the Company’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the combined company following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of the combined company to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

The Engine Shares issued in connection with the Arrangement may have a market value different than expected.

Pursuant to the Arrangement, each shareholder of the Company will be entitled to receive 0.08262 of an Engine Share for each Common Share held, subject to adjustment for fractional shares. Because the exchange ratio under the Arrangement will not be adjusted to reflect any changes in the market value of Engine Shares or the Common Shares, the market values of the Engine Shares and the Common Shares at the effective time of the Arrangement may vary significantly from the values at the date of this MD&A. If the market price of Engine Shares declines, the value of the consideration received by shareholders of the Company will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the integrated Company, regulatory considerations, general market and economic conditions and other factors over which neither the Company has control.

Page 36 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Management’s Responsibility for Financial Information

The Company's financial statements and the other financial information included in this management report are the responsibility of the Company's management and have been examined and approved by the Company’s audit committee and Board of Directors. The accompanying financial statements are prepared by management in accordance with IFRS and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities. The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of four non-management directors.

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. To do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers ‘Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

Disclosure Controls and Procedures

The Company maintains a set of DC&P designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DC&P was completed as of September 30, 2023 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DC&P were not effective as at such date.

In accordance with the provisions of NI 52-109, the Company will be filing certificates signed by the CEO and CFO that report on, among other items: (i) their responsibility for establishing and maintaining DC&P and ICFR for the Company; and (ii) the design of DC&P and ICFR.

The Company, under the supervision of the CEO and CFO, has designed DC&P in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others; and
•

information required to be disclosed by the Company in its filings, under applicable securities legislation is recorded, processed, summarized, and reported within the time periods specified in securities legislation.

Page 37 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

In accordance with NI 52-109, an evaluation was carried out, under the supervision of the CEO and CFO, of the design of the Company’s DC&P. Based on this evaluation, the CEO and CFO concluded that deficiencies existed in the design of the Company’s ICFR and in the DC&P, which raises the possibility that the Company’s DC&P were ineffective as of September 30, 2023.

Internal Controls over Financial Reporting

The Company, under the supervision of the CEO and CFO, is responsible for designing ICFR in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS1 as issued by the International Accounting Standards Board.

In accordance with NI 52-109, an evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of the Company’s ICFR. Based on this evaluation, the CEO and the CFO concluded that deficiencies concerning the design of the Company’s ICFR exist and therefore, the Company’s ICFR was potentially ineffective as of September 30, 2023 (the “Evaluation Date”). The control framework used to design and evaluate effectiveness of the Company’s ICFR is established under the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

Per NI 52-109, a material weakness is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on such assessment, as of the Evaluation Date, our CEO and CFO concluded that our internal control over financial reporting procedures were not effective. Material weaknesses relating to the Design and Implementation of Control Activities and Monitoring Activities were identified.

The Company did not have sufficient resources with the relevant expertise to perform an effective risk assessment process, design and implement controls supported by documentation and provide evidence that such controls designed was based on the COSO Framework.

The material weaknesses in risk assessment, control activities and monitoring activities contributed to the following material weaknesses: (i) the Company did not complete a documented risk assessment, and (ii) the Company did not identify all risks and design relevant controls related to system of internal controls.

Accordingly, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis. Because of the above-described material weaknesses in internal control over financial reporting, management concluded that the Company’s internal control over financial reporting was not effective for the three and nine months ended September 30, 2023.

As a consequence of the aggregation of the foregoing deficiencies in the Company’s DC&P and ICFR design, the Company did not have effective control activities related to the design of process-level and management review control activities. Aside from these deficiencies, management believes that the Company’s unaudited condensed interim consolidated financial statements for three and nine months ended September 30, 2023, present fairly in all material respects, the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with IFRS as issued by the International Accounting Standards Board. The Company does not believe and is not aware of any circumstance in which the potential weaknesses have impacted the Company’s financial reporting and as a result, there were no material adjustments to the Company’s unaudited condensed interim consolidated financial statements for three and nine months ended September 30, 2023. In addition, there were no changes to previously released financial results. However, if the collective deficiencies were deemed to create a material weakness, a material misstatement to our consolidated financial statements might not be prevented or detected on a timely basis.

Page 38 of 39

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Management’s Remediation Measures

To address the deficiencies identified, management, with oversight of the Audit Committee, has implemented, or will implement, remediation measures to further address the deficiencies in the design of its DC&P and ICFR. The Company intends to complete such remedial measures by December 31, 2024.

Management has also performed an initial risk assessment using a top-down, risk-based approach with respect to the risks of material misstatement of the consolidated financial statements. In addition, compensating controls have been applied to a number of areas where the risks of material misstatement are considered moderate to high.

The Company is engaging outside resources to strengthen the business process documentation and help with management’s self assessment and testing of internal controls.

As a result of the Engine acquisition the Company now has a CTO.

Although the Company can give no assurance that these actions will remediate these deficiencies or that additional deficiencies or a material weaknesses will not be identified in the future, management believes the foregoing efforts will, when implemented, strengthen our DC&P and ICFR. Management will take additional remedial actions as necessary as they continue to evaluate and work to improve the Company’s control environment.

Changes in internal controls over financial reporting

Other than the deficiencies described above, and the remediation process described above, there were no changes to the Company’s ICFR for the three and nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.

Additional information

This MD&A, as well as additional information regarding the Company, have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be accessed through SEDAR’s website at www.sedar.com and the Securities Exchange Commission (“SEC”) and may be accessed through the SEC’s website EDGAR at www.sec.gov.

Page 39 of 39